SOURCE GOLD CORP.
2 TORONTO STREET, SUITE 234
TORONTO, ONTARIO, CANADA M5C 2B5
(289) 208-6664

Via EDGAR

February 15, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Anne Nguyen Parker, Branch Chief

Re:          Source Gold Corp.
Form 10-K for Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10-Q for Fiscal Quarter Ended October 31, 2010
Filed December 20, 2010
Your File No. 333-153881

Dear Ms. Nguyen Parker:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 31, 2011 by Anne Nguyen Parker, Branch Chief of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Source Gold Corp.

By:          /s/ Lauren Notar
Lauren Notar
Chief Executive Officer and Chief Financial Officer